FMC Corporation	FMC Corporation
1735 Market Street
Philadelphia, PA 19103

215.299.6000

www.fmc.com

July 15, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Attn: John Cash, Accounting Branch Chief

Re:    FMC Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 22, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Filed May 5, 2011
File No. 001-02376

Dear Mr. Cash:

On behalf of FMC Corporation (which we refer to as “we”, “us” and correlative terms), this letter is being submitted to the supplemental comments given by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to W. Kim Foster, Executive Vice President and Chief Financial Officer of FMC, dated July 13, 2011 (the “Comment Letter”), with respect to the above-referenced filings.

For your convenience, we set forth each comment in italicized typeface and included each response below the relevant comment. All references to page numbers in our responses reflect paginations in the filings cited.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 26
Critical Accounting Policies, page 45
Pensions and Other Postretirement Benefits, page 46

1.
We note your response to our prior comment five. However, we continue to believe that you should revise future filings to include a more specific discussion of the underlying reasons for changes in your discount rate. In addition, although changes in your discount rate are captured in your current year net actuarial loss or gain, the impact of other estimates are also included in this amount. Given that your discount rate is a significant estimate, we continue to believe that you should revise your disclosure to specifically disclose and quantify how changes in your discount rate impacted your current year results and plan estimates.

In accordance with the Staff's comment, in our future filings, we will include a more specific discussion of the underlying reasons for changes in our discount rate. If we had included this disclosure in our 2010 Form 10-K the disclosure would have read as follows:
The change in discount rate from 5.90% at December 31, 2009 to 5.40% at December 31, 2010 was attributable to a decrease in yields on high quality corporate bonds with cash flows matching the timing and amount of our expected future benefit payments.  Using a yield curve of high-quality bonds selected as of December 31, 2009, with yields to maturity in the top quartile of each maturity bucket, our plan cash flows produced a single weighted-average discount rate of approximately 5.90%. Matching our plan cash flows to a similarly constructed curve reflecting high-yielding bonds available as of December 31, 2010, resulted in a single weighted-average discount rate of approximately 5.40%.
Additionally, in accordance with the Staff's comment, in our future filings, we will specifically disclose and quantify how changes in our discount rate impacted our current year results and plan estimates. If we had included this disclosure in our 2010 Form 10-K the disclosure would have read as follows:
The discount rates used at our December 31, 2010 and 2009 measurement dates were 5.40% and 5.90%, respectively. The effect of the change in the discount rate from 5.90% to 5.40% at December 31, 2010 resulted in a $60.7 million increase to our pension and other postretirement benefit obligations. The effect of the change in the discount rate from 7.00% at December 31, 2008 to 5.90% at December 31, 2009 resulted in a $12.3 million increase to 2010 pension and other postretirement benefit expense.

Item 8. Financial Statements and Supplementary Data, page 50
Note 18 - Commitments, Guarantees and Contingent Liabilities, page 94
Contingencies, page 95

2.
We note your response to our prior comment nine; however we continue to believe that you should further revise your disclosure in future filings. For any matter in which you believe it is reasonably possible that the outcome could have a material effect on your financial statements, your disclosures should include a specific and comprehensive discussion of the nature of the matter. These items should also be considered in the disclosure of your estimate of the amount or range of potential losses. To the extent that it is not possible for you to estimate the loss or range of loss, then that determination should be disclosed.

In accordance with the Staff's comment, in our future filings, we will provide a specific and comprehensive discussion of any claim in which we believe it is reasonably possible that the outcome could have a material effect on our financial statements, along with an estimate of the amount or range of potential losses to the extent estimable. To the extent that it is not possible to estimate the potential loss or range of potential losses, then that determination will be disclosed.

Note 19 - Business Segment and Geographic Data, page 97

3.
We note your response to our prior comment ten. Please help us understand the differences in the product line groups you intend to include in future filings and those disclosed on page three. In addition, given your disaggregated disclosure of the products and sales in your Agricultural Products segment on pages three and six, please further explain what consideration you have given to including more disaggregated disclosures of the product line revenues in this segment.

In response to the question on the differences in the product line groups we intend to include in future filings and those disclosed on page three we provide the following.
The disclosures on page three are provided to give the reader a better understanding of the nature of our products and the markets we serve. They do not in all cases describe how we manage the businesses. Below is a tabulation of the discussion on page three with the product line groups we intend to include in future filings;

Page Three Disclosure	Intended Product Line Groups	Revenues 2010

Agricultural Products	Agricultural Products	$1,241.8

Insecticides
Herbicides
Fungicides

Speciality Chemicals

Microcrystalline Cellulose	BioPolymer	$611.5
Carrageenan
Alginates

Lithium	Lithium	$213.0

Industrial Chemicals

Soda Ash*	Alkali	$624.5

Peroxygens	Peroxygens	$269.7

Zeolites & Silicates	Zeolites & Silicates	$45.2

	Phosphates**	$115.4

	Eliminations	$(4.8)

	Total Consolidated Revenues	$3,116.3
* Soda Ash and Alkali are used interchangeably
** Exited at the end of 2010

In response to the question on considerations for further disaggregation disclosures of Agricultural Products we provide the following.
First, the disclosures on pages three and six in Item 1, Business, are provided to give the reader a broader discussion on the crops that our products serve and to show that both our herbicides and pesticides serve essentially the same crops. We do this to assist the reader in better understanding how our products serve the global crop protection markets and where we can participate. However, we do not manage the business by these product categories; instead the business is managed and internally reported by geographic region.
Second, we also believe that the product line group that we intend to include in future filings meets the requirements of ASC Topic 280, Segment Reporting, Subtopic 50-11 for products with similar economic characteristics. What follows is a discussion of the attributes to support the grouping

a)	The nature of the products and services

•
As discussed on pages three and six, the vast majority of products are used to protect crops including cotton, sugarcane, rice, corn, soybeans, cereals, fruits and vegetables from insects and weed growth

b)	The nature of the production process

•	The active ingredients for our products are toll manufactured and we use toll formulators or formulate the finished products in our own facilities

c)	The type or class of customer for their products and services

•	All of our products, with the exception of relatively small volumes, are sold to farmers either through direct sale or through distributors.

d)	The methods used to distribute the products or provide the services

•
As mentioned previously we sell direct to farmers or through distributors. The same distribution channels are used to distribute all of our products without regard to whether they are herbicides, insecticides or fungicides.

e)	The nature of the regulatory environment

•	The nature of all of these products require us to comply with regulatory offices around the world, such as the FDA in the United States

* * * *

In connection with responding to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 215-299-6438 if you should have any questions or comments with regard to these responses.

Very truly yours,

/s/ W. Kim Foster

W. Kim Foster
Executive Vice President and Chief Financial Officer

Cc: Graham Wood    FMC Corporation, Vice President and Controller
Andrea Utecht    FMC Corporation, Executive Vice President and General Counsel
Peter Minan    KPMG LLP, Partner
Robert Friedel    Pepper Hamilton LLP, Partner